Exhibit 99-3

SILVERCORP METALS INC.

MANAGEMENT’S DISCUSSION AND ANALYSIS
June 30, 2011
(Expressed in thousands of US dollars, unless otherwise stated)

Table of Content

1.	Core Business and Strategy	2

2.	First Quarter of Fiscal Year 2012 (“Q1 2012”) Highlights and Significant Events	2

3.	First Quarter Fiscal 2012 Operating Performance	3

4.	First Quarter Fiscal 2012 Financial Results	10

5.	Liquidity and Capital Resources	12

6.	Financial Instruments and Related Risks	13

7.	Off-Balance Sheet Arrangements	15

8.	Transactions with Related Parties	15

9.	Critical Accounting Policies and Estimates	16

10.	Future Accounting Changes	18

11.	International Financial Reporting Standards	18

12.	Other MD&A Requirements	23

13.	Outstanding Share Data	23

14.	Risks and Uncertainties	24

15.	Disclosure Controls and Procedures	24

16.	Changes in Internal Control over Financial Reporting	25

17.	Directors and Officers	25

18.	Outlook for the Fiscal Year 2012	25

Forward Looking Statements		26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected Silvercorp Metals Inc. and its subsidiaries’ (“Silvercorp” or the “Company”) performance and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s unaudited condensed consolidated financial statements for the three months ended June 30, 2011 and the related notes contained therein. In addition, the following should be read in conjunction with the audited consolidated financial statements of the Company for the year ended March 31, 2011, the related MD&A, the Annual Information Form (available on SEDAR at www.sedar.com), and the annual report on Form 40-F. The Company reports its financial position, results of operations and cash flow in accordance with International Financial Reporting Standards (“IFRS”). The Company’s fiscal 2011 and certain fiscal 2010 comparatives included in this MD&A have been presented in accordance with IFRS. As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated. Silvercorp’s significant accounting policies are set out in Note 2 of the unaudited condensed consolidated financial statements. This MD&A refers to various non-IFRS measures, such as cash flow from operating activities per share, cash and total production cost per ounce of silver, which are used by the Company to manage and evaluate operating performance and its ability to generate cash and are widely reported in the silver mining industry as benchmarks for performance. Non-IFRS measures do not have standardized meaning under IFRS. Accordingly, non-IFRS measures should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. To facilitate a better understanding of these measures as calculated by the Company, we have provided detailed descriptions and reconciliations where applicable. This MD&A is prepared as of August 3, 2011.

1. Core Business and Strategy

Silvercorp Metals Inc. is engaged in the acquisition, exploration, development and mining of high-grade silver-related mineral properties in China and Canada. Silvercorp is the largest primary silver producer in China through the operation of the four silver-lead-zinc mines at the Ying Mining District in the Henan Province of China. Silvercorp commenced commercial production at its second production foothold in China at the BYP gold-lead-zinc project in Hunan Province during this quarter and is currently building the GC silver-lead-zinc project in Guangdong Province as its third China production base. In Canada, Silvercorp is preparing to apply for a Small Mine Permit for the Silvertip high grade silver-lead-zinc mine project in northern British Columbia to provide a further platform for growth and geographic diversification. The Company’s shares are traded on the New York Stock Exchange (symbol: SVM) and Toronto Stock Exchange (symbol: SVM) and are included as a component of the S&P/TSX Composite and the S&P/TSX Global Mining Indexes.

2. First Quarter of Fiscal Year 2012 (“Q1 2012”) Highlights and Significant Events

  Record sales of $69.7 million, representing a 90% increase compared to $36.7 million in the first quarter of fiscal year 2011 (“Q1 2011”);

  Record silver production of 1.6 million ounces, a 15% increase compared to 1.4 million ounces in Q1 2011; and gold production of 1,390 ounces, a 30% increase compared to Q1 2011. Silver and gold sales accounted for 71% of the total sales in the quarter;

  Net income of $25.6 million, or $0.15 per share, an 82% increase compared to $14.1 million, or $0.09 per share, in Q1 2011;

  Cash flow from operations of $33.9 million, or $0.19 per share, increased 46% from $23.2 million, or $0.14 per share, in Q1 2011;

  Silvercorp continues to maintain its low cost producer status with a cash production cost per ounce of silver of negative $6.12;

  Completed reserve and resource updates for the Ying Mining District, the BYP Mine and the Silvertip Project, reporting 24% year over year Measured & Indicated silver equivalent resource growth;

  Paid cash dividends of CAD$0.02 per share, totaling $3.6 million for the quarter; and

  Increased total cash and short term investments to $230.5 million.

Management’s Discussion and Analysis	Page 2

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

3. First Quarter Fiscal 2012 Operating Performance

(a) Overall View

In Q1 2012, the Company mined 179,119 tonnes of ore, a 24% increase compared to 144,982 tonnes in Q1 2011. The increased mine production was achieved through increased production from the TLP, HPG, and LM mines that continued to expand operations along with new production of 8,913 tonnes of ore from the BYP mine.

In Q1 2012, 182,890 tonnes of ore was milled, a 23% increase compared to 149,189 tonnes in Q1 2011. The increased mill throughput was achieved as the second mill at Ying Mining District continued to provide additional milling capacity. In addition, 7,964 tonne gold ore were milled at the BYP Mine as production commenced in this quarter.

In Q1 2012, metals production was 1.6 million ounces of silver, 1,390 ounces of gold, 20.6 million pounds of lead and 4.1 million pounds of zinc, which was 15%, 30%, 10% higher and 7% lower, respectively than Q1 2011. The overall increases were attributable to greater mine and mill throughputs.

The following table summarizes the total metal production in each period under review.

	Total Metal Production
	Q1 2012	Q1 2011
Silver (‘000s ounces)	1,592	1,387
Gold (‘000s ounces)	1.4	1.1
Lead (‘000s pounds)	20,621	18,803
Zinc (‘000s pounds)	4,102	4,431

(b) Mining Cost

In Q1 2012, the consolidated total mining cost and the cash mining cost were $60.07 and $48.66 per tonne, respectively, an increase of 24% and 21%, compared to $48.61 and $40.33 per tonne, respectively, in Q1 2011. The increase in total mining cost and the cash mining cost were mainly due to higher mining contractor costs, increased materials costs as well as the impact of US dollar depreciation versus the Chinese Yuan. The major components of cash mining cost in Q1 2012 were composed of the following: 40% for mining contractor costs (Q1 2011 – 41%); 18% for materials and supplies (Q1 2011 –14%); 14% for labour costs (Q1 2011 – 17%); 6% for utility costs (Q1 2011 – 9%) and 22% for other miscellaneous costs (Q1 2011 – 19%).

At the BYP mine, as the ores produced during the quarter were through developing tunnels, no mining costs were incurred.

(c) Milling Cost

In Q1 2012, the consolidated total milling cost and cash milling cost was $13.94 and $12.42 per tonne, respectively, an increase of 2% and 4%, compared to $13.62 and $11.94 per tonne, respectively, in Q1 2011. The marginal increase in total milling cost and the cash milling cost were mainly due to the US dollar depreciation versus the Chinese Yuan. The milling costs at the BYP mine was higher than normal as the production was only at one quarter of its normal capacity.

The major components of cash milling costs in Q1 2012 were composed of the following: 27% for raw materials (Q1 2011 – 31%); 31% for utilities (Q1 2011 – 29%); 16% for mineral resources tax (Q1 2011– 16%); 18% for labour costs (Q1 2011 – 14%) and 8% for milling related administrative and miscellaneous costs (Q1 2011 – 10%).

Management’s Discussion and Analysis	Page 3

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Cash and Total Cost per Ounce of Silver

Silvercorp continues to maintain its position as one of the lowest production cost producers of primary silver among its industry peers. In Q1 2012, the consolidated total production cost and cash cost per ounce of silver were negative $4.63 and negative $6.12, respectively, compared to negative $5.21 and negative $6.31, respectively, in Q1 2011. The marginal increase in cost is due to higher production costs, partially offset by increased by-product metal prices.

To facilitate a better understanding of cash and total production cost per ounce of silver (non-IFRS measures), the following tables provide a reconciliation of those measures to the financial statements for the three months ended June 30, 2011 and 2010 respectively.

Three months ended June 30, 2011
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$5,530	$2,051	$3,940	$11,521
By-product lead, zinc, and gold sales	(15,903)	(1,951)	(3,420)	(21,274)
Total adjusted cash costs	(10,373)	100	520	(9,753)
Divided by ounces of silver sold	1,146	190	256	1,592
Total cash costs per ounce of silver	$(9.05)	$0.53	$2.03	$(6.12)

Total adjusted cash costs	$(10,373)	$100	$520	$(9,753)
Amortization and depletion	1,423	344	607	2,374
Total adjusted cost of goods sold	(8,950)	444	1,127	(7,379)
Divided by ounces of silver sold	1,146	190	256	1,592
Total production cost per ounce of silver	$(7.81)	$2.34	$4.40	$(4.63)

Three months ended June 30, 2010
	YING	HPG&LM	TLP	Total
Cost of sales, before amortization and depletion	$5,258	$1,081	$2,325	$8,664
By-product lead, zinc, and gold sales	(13,054)	(1,769)	(2,598)	(17,421)
Total adjusted cash costs	(7,796)	(688)	(273)	(8,757)
Divided by ounces of silver sold	1,147	91	149	1,387
Total cash costs per ounce of silver	$(6.80)	$(7.56)	$(1.84)	$(6.31)

Total adjusted cash costs	$(7,796)	$(688)	$(273)	$(8,757)
Amortization and depletion	1,111	131	285	1,527
Total adjusted cost of goods sold	(6,685)	(557)	12	(7,230)
Divided by ounces of silver sold	1,147	91	149	1,387
Total production cost per ounce of silver	$(5.83)	$(6.12)	$0.08	$(5.21)

Management’s Discussion and Analysis	Page 4

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table provide a reconciliation of cash and total production cost per ounce of gold (non-IFRS measures) for production results from development tunneling ores at the BYP Mine for the three months ended June 30, 2011 (no such activity occurred for the three months ended June 30, 2010):

Three months ended June 30, 2011
BYP
Cost of sales, before amortization and depletion	$160
By-product lead and zinc sales	-
Total adjusted cash costs	160
Divided by ounces of gold sold	0.6
Total cash costs per ounce of gold	$271.16

Total adjusted cash costs	$160
Amortization and depletion	3
Total adjusted cost of goods sold	163
Divided by ounces of gold sold	0.6
Total cash costs per ounce of gold	$277.02

Management’s Discussion and Analysis	Page 5

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(f) Operation Review

(i) The following table summarizes consolidated and each mine’s operational information for the three months ended June 30, 2011:

Q1 Fiscal 2012		Three months ended June 30, 2011
	YING	HPG&LM	TLP	BYP		Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,062	44	2	-		3,108
Stockpiled Ore (tonne)	78,276	28,072	60,750	8,913	*	176,011
	81,338	28,116	60,752	8,913		179,119
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,062	44	2	-		3,108
Ore Milled (tonne)	79,974	28,364	63,480	7,964		179,782
	83,036	28,408	63,482	7,964		182,890

Mining cost per tonne of ore mined ($)	63.27	66.60	52.59	-	*	60.07
Cash mining cost per tonne of ore mined ($)	48.27	54.46	46.48	-	*	48.66
Non cash mining cost per tonne of ore mined ($)	15.00	12.14	6.11	-	*	11.41

Unit shipping costs($)	4.01	3.58	3.66	-		3.81

Milling cost per tonne of ore milled ($)	13.31	14.08	13.78	21.32		13.94
Cash milling cost per tonne of ore milled ($)	11.74	12.56	12.22	20.54		12.42
Non cash milling cost per tonne of ore milled ($)	1.56	1.52	1.56	0.78		1.52

Average Production Cost
Silver ($ per ounce)	4.15	9.34	12.29	-		6.05
Gold ($ per ounce)	142.81	345.58	-	277.02	*	222.15
Lead ($ per pound)	0.12	0.27	0.36	-		0.18
Zinc ($ per pound)	0.07	0.19	0.58	-		0.12

Total production cost per ounce of Silver ($)	(7.81)	2.34	4.40	-		(4.63)
Total cash cost per ounce of Silver ($)	(9.05)	0.53	2.03	-		(6.12)

Total production cost per ounce of Gold ($)	-	-	-	277.02	*	277.02
Total cash cost per ounce of Gold ($)	-	-	-	271.16	*	271.16

Total Recovery of the Run of Mine Ore
Silver (%)	92.1	91.7	88.4	-		91.3
Gold (%)				90.5
Lead (%)	96.1	93.4	90.8	-		94.7
Zinc ( %)	74.9	52.6	69.5	-		72.8

Head Grades of Run of Mine Ore
Silver (gram/tonne)	444.0	231.0	152.0	-		303.0
Gold (gram/tonne)				2.54
Lead (%)	8.6	3.2	2.5	-		5.5
Zinc (%)	2.5	0.4	0.8	-		1.5

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,146	190	256	-		1,592
Gold (in thousands of ounce)	0.5	0.3	-	0.6		1.4
Lead (in thousands of pound)	15,419	1,845	3,357	-		20,621
Zinc (in thousands of pound)	3,594	150	358	-		4,102

Metal Sales
Silver (in thousands of $)	34,487	5,571	7,698	-		47,756
Gold (in thousands of $)	539	303	-	689		1,531
Lead (in thousands of $)	13,462	1,560	2,914	-		17,936
Zinc (in thousands of $)	1,902	88	506	-		2,496
	50,390	7,522	11,118	689		69,719
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	30.09	29.34	30.04	-		29.99
Gold ($ per ounce)	1,035	1,085	-	1,168		1,102
Lead ($ per pound)	0.87	0.85	0.87	-		0.87
Zinc ($ per pound)	0.53	0.59	1.41	-		0.61

* Represents production results from development tunnelling ores at BYP mine, thus, mining cost is $nil.

Management’s Discussion and Analysis	Page 6

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(ii) The following table summarizes consolidated and each mine’s operational information for the three months ended June 30, 2010:

Q1 Fiscal 2011		Three months ended June 30, 2010
	YING	HPG&LM	TLP	BYP	Total
Production Data
Mine Data
Ore Mined (tonne)
Direct Smelting Ore (tonne)	3,339	77	10	-	3,426
Stockpiled Ore (tonne)	79,873	17,831	43,852	-	141,556
	83,212	17,908	43,862	-	144,982
Run of Mine Ore (tonne)
Direct Smelting Ore (tonne)	3,339	77	10	-	3,426
Ore Milled (tonne)	81,898	18,076	45,789	-	145,763
	85,237	18,153	45,799	-	149,189
Mining cost per tonne of ore mined ($)	55.10	55.23	33.59	-	48.61
Cash mining cost per tonne of ore mined ($)	43.83	49.64	29.88	-	40.33
Non cash mining cost per tonne of ore mined ($)	11.27	5.59	3.71	-	8.28

Unit shipping costs($)	3.71	3.44	2.86	-	3.41

Milling cost per tonne of ore milled ($)	13.66	12.84	13.88	-	13.62
Cash milling cost per tonne of ore milled ($)	12.03	11.49	11.96	-	11.94
Non cash milling cost per tonne of ore milled ($)	1.62	1.36	1.92	-	1.68

Average Production Cost
Silver ($ per ounce)	3.05	5.54	7.81	-	3.86
Gold ($ per ounce)	163.66	350.15	460.70	-	223.89
Lead ($ per pound)	0.16	0.29	0.33	-	0.21
Zinc ($ per pound)	0.13	0.26	0.33	-	0.16

Total production cost per ounce of Silver ($)	(5.83)	(6.12)	0.08	-	(5.21)
Total cash cost per ounce of Silver ($)	(6.80)	(7.56)	(1.84)	-	(6.31)

Total Recovery of the Run of Mine Ore
Silver (%)	91.7	89.5	85.1	-	90.9
Gold (%)
Lead (%)	96.4	93.7	89.8	-	95.2
Zinc ( %)	69.2	60.6	74.0	-	69.5

Head Grades of Run of Mine Ore
Silver (gram/tonne)	470.5	179.1	115.8	-	326.3
Gold (gram/tonne)
Lead (%)	8.1	4.8	2.7	-	6.1
Zinc (%)	2.8	0.7	0.9	-	2.0

Sales Data
Metal Sales
Silver (in thousands of ounce)	1,147	91	149	-	1,387
Gold (in thousands of ounce)	0.5	0.4	0.2	-	1.1
Lead (in thousands of pound)	14,230	1,784	2,789	-	18,803
Zinc (in thousands of pound)	3,605	209	617	-	4,431
Metal Sales
Silver (in thousands of $)	15,956	1,272	2,080	-	19,308
Gold (in thousands of $)	373	333	157	-	863
Lead (in thousands of $)	10,583	1,298	2,078	-	13,959
Zinc (in thousands of $)	2,098	138	363	-	2,599
	29,010	3,041	4,678	-	36,729
Average Selling Price, Net of Value Added Tax and Smelter Charges
Silver ($ per ounce)	13.91	13.91	14.00	-	13.92
Gold ($ per ounce)	746	879	826	-	807
Lead ($ per pound)	0.74	0.73	0.75	-	0.74
Zinc ($ per pound)	0.58	0.66	0.59	-	0.59

Management’s Discussion and Analysis	Page 7

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(iii) Ying Mine (77.5%)

The Ying Mine is located in Henan Province, China. Production from the Ying Mine commenced on April 1, 2006. Since then, the Ying Mine has become the Company’s primary focus and most profitable project.

In Q1 2012, the total ore mined was 81,338 tonnes, of which 3,062 tonnes were direct smelting ore, comparable to ore production of 83,212 tonnes in Q1 2011.

Silver head grade at the Ying Mine was 444.0g/t, lower than 470.5g/t in Q1 2011. Head grades for lead and zinc were 8.6% and 2.5%, respectively, comparable to head grades 8.1% for lead and 2.8% for zinc in Q1 2011. Head grades were changing along with the mining sequence.

In Q1 2012, the Ying Mine produced 1.1 million ounces of silver, 15.4 million pounds of lead and 3.6 million pounds of zinc, which were comparable to metal production in Q1 2011 of 1.1 million ounces of silver, 14.2 million pounds of lead and 3.6 million pounds of zinc.

In Q1 2012, total mining costs per tonne and cash mining costs per tonne were $63.27 (Q1 2011 - $55.10) and $48.27 (Q1 2011 - $43.83), respectively. The increase of cash mining costs was mainly due to (i) higher mining contractors costs as the mine paid approximately $1 per tonne more as compensation for increases in miners’ salary and benefits, (ii) increased material costs of $2 per tonne as more mining preparation work was conducted during the quarter, and (iii) the impact of US dollar deprecation versus the Chinese Yuan of $2.5 per tonne. The increase of non-cash mining costs was a result of higher assets base being subject to depletion.

Including by-product credits, Ying Mine’s total cost and cash cost per ounce of silver were negative $7.81 and negative $9.05, respectively, an improvement from negative $5.83 and negative $6.80 in Q1 2011. The improvement was mainly due to higher by-product credits realized from higher lead and zinc prices, offset by increased production costs.

The Ying Mine incurred $2.7 million in exploration and development expenditures (Q1 2011 – $3.0 million). With that, 10,559 metres (Q1 2011 – 13,443 metres) of tunnel, 18,460 metres (Q1 2011 –7,483 metres) of diamond drilling, and 13 metres (Q1 2011 – 75 metres) of shafts, declines and raises were completed. The mine development work completed will effectively sustain the Ying Mine’s production level.

(iv) HPG and LM Mines (80%)

The HPG and LM mines are located in Henan Province, China. Silvercorp acquired the HPG and LM mines in 2007.

In Q1 2012, HPG and LM mines produced 190,000 ounces of silver, 1.8 million pounds of lead and 150,000 pounds of zinc, compared to 91,000 ounces of silver, 1.8 million pounds of lead and 209,000 pounds of zinc produced in Q1 2011.

More ore was mined in the quarter as mine development progressed. HPG and LM mined 28,116 tonnes of ore, 10,208 tonnes, or 57%, more than Q1 2011.

In Q1 2012, HPG and LM mines incurred $1.7 million (Q1 2011 – $858,000) in exploration and development expenditures to complete 4,438 metres of tunnel (Q1 2011 – 3,906 metres), 19,420 metres (Q1 2011 – 9,791 metres) of diamond drilling, and 220 metres (Q1 2011 – 90 metres) of shaft, decline and raises. The continuing mine development work completed in this quarter will allow HPG and LM mines to continue the current production growth trend.

(v) TLP Mine (77.5%)

The TLP Mine is located in Henan Province, China. Silvercorp acquired the TLP Mine in 2007.

In Q1 2012, metal production at the TLP mine was 256,000 ounces of silver, 3.4 million pounds of lead

Management’s Discussion and Analysis	Page 8

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

and 358,000 pounds of zinc, compared to 149,000 ounces of silver, 2.8 million pounds of lead and 617,000 pounds of zinc produced in Q1 2011.

In Q1 2012, total mining costs per tonne and cash mining costs per tonne were $52.59 (Q1 2011 - $33.59) and $46.48 (Q1 2011 - $29.88), respectively. The increase was mainly due to (i) higher mining contractors costs as the mine paid $2 per tonne more as compensation for increases in miners’ salary and benefits, (ii) increased material costs of $8 per tonne as more mining preparation work was conducted during the quarter, and (iii) the impact of US dollar deprecation versus the Chinese Yuan of $2.5 per tonne. The increase of non-cash mining costs was a result of higher assets base being subject to depletion.

More ore was mined in the year due to mine development progress. TLP mined 60,752 tonnes of ore, 16,890 tonnes, or 39%, more than Q1 2011.

In Q1 2012, the Company spent $1.1 million (Q1 2011 - $1.3 million) in exploration and development expenditures to complete 5,455 metres (Q1 2011 – 5,842 metres) of tunnel, 10 metres of shafts, declines and raises (Q1 2011 – nil) and 10,685 metres (Q1 2011 – 8,921 metres) of diamond drilling in Q1 2012. The continuing mine development work completed in this quarter will allow the TLP mine to continue the current production growth trend.

(vi) GC Project (95%)

The Company acquired the GC Project in 2008. In December 2010, the GC Project received its mining permit. Since then, the Company has been moving forward with project development. In the quarter, the Company focused on acquisition of land usage rights, construction of the access road and power line, site preparation, negotiating and finalizing mine and mill construction contracts, and completion of a review of safety production measures by Guangdong Provincial Safety Production Bureau. During the quarter, the surface drilling program with two drill rigs continued to perform step-out drilling.

(vii) BYP Project (70%)

In January 2011, the Company completed the acquisition of 70% equity interest in Xinshao Yunxiang Mining Co., Ltd., which owns a mining permit in the BYP Gold-Lead-Zinc Mine in Hunan Province, China.

During the quarter, the Company refurbished and upgraded the existing 400 tonne per day (“t/d”) mill to 500 t/d. Production at the BYP Mine commenced in May 2011 with 7,964 tonnes of ore from existing development tunnels being processed, yielding 590 ounces of gold. Mill operation was temporarily halted in June while the Company installed a liner in the tailings pond. Mill production will be resumed in August.

As the ore produced during the quarter was through development tunnels, no mining costs were incurred. The total and cash milling costs were $21.32 and $20.54 per tonne, respectively. Such costs are higher than normal as the mill was only operating for one quarter of its normal capacity. Total and cash cost per ounce of gold was $277.02 and $271.16, respectively, for the quarter.

The Company intends to utilize the existing 500 t/d floatation mill to mine and process gold mineralization with an initial focus on higher grade mineralization areas. Concurrently, the Company’s engineers are working with a qualified Chinese engineering firm to complete a detailed and staged mining and development plan to fulfill the Company’s production goal of expanding the mining and milling capacity to 1,000 t/d gold mineralization for fiscal 2013 and to 2,000 t/d (1,000 t/d gold mineralization and 1,000 t/d lead-zinc mineralization) by fiscal 2014.

(viii) Silvertip Project (100%)

The Silvertip Project was acquired in February 2010. During the quarter, the Company continued its effort in completing a Small Mine Permit application. At the same time, the Company initiated the 2011 exploration program to test the DM zone, a new zone of silver-lead-zinc mineralization approximately

Management’s Discussion and Analysis	Page 9

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

eight kilometres to the south of Silvertip Mountain.

4. First Quarter Fiscal 2012 Financial Results

For the three months ended June 30, 2011, the Company’s sales and net income improved significantly from the same period in the prior year. Such increases were primarily due to increased metal prices combined with increased metal production.

The tables below set out selected quarterly results for the past eight quarters:

	Jun 30, 2011	Mar 31, 2011	Dec 31, 2010	Sept 30, 2010
Sales	$69,719	$42,422	$51,838	$36,338
Gross profit	55,660	32,250	40,059	26,596
Expenses and foreign exchange	8,399	8,725	5,592	5,560
Other items	(443)	392	7,117	1,836
Net income, attributable to the shareholders of the Company	25,642	12,019	29,079	12,434
Basic earnings per share	0.15	0.07	0.17	0.08
Diluted earnings per share	0.15	0.07	0.17	0.08
Cash dividend declared	3,619	3,600	3,511	3,207
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

	Jun 30, 2010	Mar 31, 2010[1]	Dec 31, 2009[1]	Sept 30, 2009[1]
Sales	$36,729	$28,224	$31,283	$25,085
Gross profit	26,538	19,277	24,230	19,088
Expenses and foreign exchange	5,118	3,936	5,191	3,820
Impairment charges	-	-	-	(79)
Other items	767	18	(52)	(805)
Net income, attributable to the shareholders of the Company	14,121	9,760	12,409	8,893
Basic earnings per share	0.09	0.06	0.08	0.06
Diluted earnings per share	0.09	0.06	0.08	0.05
Cash dividend declared	3,109	3,238	3,108	3,020
Cash dividend declared per share (CAD)	0.02	0.02	0.02	0.02

1 As the Company’s IFRS transition date was April 1, 2010, comparative information prior to this date has not been restated and is presented in accordance to Canadian GAAP.

Quarterly financial results including sales, gross profit, net income, basic earnings per share, and diluted earnings per share were heavily influenced by increases in commodity prices, particularly, the silver commodity price.

Net income, attributable to the shareholders of the Company in Q1 2012 was $25.6 million, or $0.15 per share, an increase of 82% over the earnings of $14.1 million, or $0.09 per share in Q1 2011. Net income improved mainly as a result of higher realized selling prices due to increase in commodity prices as well as higher quantities sold.

Sales in Q1 2012 were $69.7 million, an increase of 90% from $36.7 million in Q1 2011. The increase was mainly as a result of higher realized selling prices due to increases in commodity prices as well as higher quantities sold.

Management’s Discussion and Analysis	Page 10

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The following table summarizes metals sold, realized selling prices and revenues for fiscal 2011 and 2010:

Three Months ended June 30
	Quantities		Realized selling prices		Sales
	(‘000 oz or lb)		($/oz or lb)		(in ‘000$)
	2011	2010	2011	2010	2011	2010
Silver	1,592	1,378	$29.99	$13.92	$47,756	$19,308
Gold	1.4	1.1	1,102	807	1,531	863
Lead	20,621	18,803	0.87	0.74	17,936	13,959
Zinc	4,102	4,431	0.61	0.59	2,496	2,599
Total					$69,719	$36,729

Cost of sales in Q1 2012 was $14.1 million (Q1 2011 - $10.2 million), including $11.7 million (Q1 2011 - $8.7 million) cash costs and $2.4 million (Q1 2011 - $1.5 million) depreciation, amortization and depletion charges. The cash portion of cost of goods sold increased corresponding with the increases noted in sales. The increase of depreciation, amortization and depletion charges was mainly due to higher assets base being subject to amortization and increased depletion as more production occurred.

Gross profit margin in Q1 2012 was 79.8%. Gross profit margin for the four mines at Ying Mining District was 79.9%, an increase of 7.6% compared to 72.3% in Q1 2011. The increase was mainly attributable to the higher metal prices noted in Q1 2012 compared to Q1 2011. The gross profit margin did not increase in line with metal price increases, mainly due to the change in production mix compared to the same quarter last year. The Company significantly increased production at the HPG, LM and TLP mines which have lower head grades relative to Ying mine. In Q1 2012, 28% of the Company’s silver production was from the HPG, LM and TLP mines compared with 17% in Q1 2011.

General and administrative expenses in Q1 2012 were $6.1 million, an increase of $1.4 million or 30% compared to the expenses of $4.7 million incurred in Q1 2011. Significant items included in general and administrative expenses are as follows:

(a)	Office and administrative expenses of $2.0 million (Q1 2011 - $1.4 million);

(b)	Salaries and benefits of $1.8 million (Q1 2011 - $2.0 million);

(c)	Stock based compensation expense of $778 (Q1 2011 - $754);

(d)	Professional fees of $53 (Q1 2011 - $237); and

(e)	Other taxes of $1.1 million (Q1 2011 – $nil). A VAT surtax, which was previously exempt for foreign invested companies in China and represented approximately 1.4% of sales, has been levied since December 1, 2010.

General exploration and property investigation expenses in Q1 2012 were $1.8 million, an increase of $467 or 35% compared to $1,325 in Q1 2011. The increase of the expense in Q1 2012 was mainly due to increased mineral resource development fees to local government.

Foreign exchange loss in Q1 2012 was $524 (Q1 2011 - $872 gain). The higher foreign exchange loss was mainly driven by weakening US dollar versus Chinese Yuan and Canadian dollar.

Loss on disposal of plant and equipment in Q1 2012 was $82 compared to $nil in Q1 2011. The current year’s loss was mainly due to obsolete equipment that was disposed of in the quarter.

Loss from equity investee represents the equity pick up from our investment in associate, New Pacific Metals Corp. (“NUX”). Loss in Q1 2012 was $24 (Q1 2011 - $38). The Company records on the statement of income its proportionate share (14.3%) of NUX’s net gain or loss.

Loss on investments in Q1 2012 was $1.2 million compared to $49 in Q1 2011. The Company, from

Management’s Discussion and Analysis	Page 11

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

time to time, may acquire on the open market or in private placements, shares and warrants of other publicly-traded mining companies. The unrealized loss was related to the change of fair value of warrants.

Finance income in Q1 2012 was $670, an increase of $405 or 153% compared to finance income of $265 in Q1 2011. The increase was a result of higher cash balances being invested in higher rate term deposits during the current period.

Finance costs in Q1 2012 were $23, a decrease of $37 or 62% compared to finance costs of $60 in Q1 2011. The decrease is mainly due to the Company not holding any interest-bearing debt in Q1 2012, compared to Q1 2011, where $1.5 million in bank loans were outstanding until May 2010.

Income tax expense in Q1 2012 was $12.6 million, an increase of $9.3 million or 287% over the income tax expense of $3.3 million recorded in Q1 2011. The income tax expenses recorded in Q1 2012 included current income tax expenses of $11.5 million (Q1 2011 – $2.7 million) and a deferred income tax expense of $1.1 million (Q1 2011 – $535). The increase of income tax expense was mainly due to higher taxable income in the quarter and a higher tax rate compared to Q1 2011. The Chinese tax holiday, which allowed the Company’s most profitable Chinese subsidiary, Henan Found Mining Co. Ltd. to have a preferential 12.5% income tax rate, expired on December 31, 2010, increasing the income tax rate to 25%. The Company’s another Chinese subsidiary, Henan Huawei Mining Co. Ltd., is currently subject to preferential tax rate of 12.5% until December 31, 2011, after which it will be 25%.

5. Liquidity and Capital Resources

Cash and cash equivalents and short term investments at June 30, 2011 was $230.5 million, an increase of $24.2 million or 12%, compared to $206.3 million at March 31, 2011.

Working capital at June 30, 2011 was $207.9 million, an increase of $29.9 million, or 17% compared to $178.0 million at March 31, 2011.

Cash flow provided by operating activities were $33.9 million in Q1 2012, an increase of 46% compared to $23.2 million in Q1 2011. The increase in cash flow from operations resulted from improved operating earnings due to higher commodity prices and higher metal production at the Ying Mining District.

Cash flow used in investing activities were $17.6 million in Q1 2012 comprised mainly of cash used in capital expenditures of $10.5 million, cash prepayments to acquire capital assets of $1.1 million, purchase of short term investments (net of redemption) of $5.0 million and purchase of other investments of $1.0 million. In Q1 2011, $22.1 million was used in investing activities, comprised mainly of cash used in purchase of short term investments (net of redemption) of $15.4 million and capital expenditures of $6.4 million.

Cash flow provided by financing activities were $693 in Q1 2012 comprised mainly of net advance to related parties of $1.2 million, cash dividends paid of $3.6 million offset by contributions from non-controlling interests of $4.6 million and proceeds from the issuance of common shares upon exercise of employee stock options of $890. In Q1 2011, cash flow used in financing activities were $3.5 million, comprised mainly of repayments to bank loans of $1.5 million and cash dividends paid of $3.2 million, offset by proceeds from issuance of common shares of $1.2 million.

Contractual commitments and contingencies not disclosed elsewhere in this Management’s Discussion and Analysis are as follows:

Management’s Discussion and Analysis	Page 12

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

The Company entered into office rental agreements with total rental expense of $1,388 over the next three years as follows:

	2012	2013	2014	Total
Rental expense	$415	$550	$423	$1,388

Available sources of funding

The Company does not have unlimited resources and its future capital requirements will depend on many factors, including, among others, cash flow from operations. To the extent that its existing resources and the funds generated by future income are insufficient to fund the Company’s operations, the Company may need to raise additional funds through public or private debt or equity financing. If additional funds are raised through the issuance of equity securities, the percentage ownership of current shareholders will be reduced and such equity securities may have rights, preferences or privileges senior to those of the holders of the Company’s common stock. No assurance can be given that additional financing will be available or that, if available, can be obtained on terms favourable to the Company and its shareholders. If adequate funds are not available, the Company may be required to delay, limit or eliminate some or all of its proposed operations. The Company believes it has sufficient capital to meet its cash needs for the next 12 months, including the costs of compliance with continuing reporting requirements.

6. Financial Instruments and Related Risks

The Company manages its exposure to financial risks, including liquidity risk, foreign exchange rate risk, interest rate risk, credit risk and equity price risk in accordance with its risk management framework. The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework and reviews the Company’s policies on an ongoing basis.

(a) Fair value

The Company classifies its fair value measurements within a fair value hierarchy, which reflects the significance of the inputs used in making the measurements as defined in IFRS 7, Financial Instruments: Disclosures (“IFRS 7”).

Level 1 – Unadjusted quoted prices at the measurement date for identical assets or liabilities in active markets.

Level 2 – Observable inputs other than quoted prices included in Level 1, such as quoted prices for similar assets and liabilities in active markets; quoted prices for identical or similar assets and liabilities in markets that are not active; or other inputs that are observable or can be corroborated by observable market data.

Level 3 – Unobservable inputs which are supported by little or no market activity.

The following table sets forth the Company’s financial assets that are measured at fair value on a recurring basis by level within the fair value hierarchy. As required by IFRS 7, assets and liabilities are classified in their entirety based on the lowest level of input that is significant to the fair value measurement. As of April 1, 2010, March 31, 2011 and June 30, 2011, the Company did not have financial liabilities measured at fair value on a recurring basis.

Management’s Discussion and Analysis	Page 13

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Level 1	Level 2	Level 3	Total
Financial assets
Cash and cash equivalents	$165,676	$-	$-	$165,676
Short term investments	64,798	-	-	64,798
Common shares of publicly traded companies	10,757	-	-	10,757
Warrants	-	-	1,740	1,740

(b) Liquidity risk

Liquidity risk is the risk that the Company will not be able to meet its short term business requirements. The Company has in place a planning and budgeting process to help determine the funds required to support the Company’s normal operating requirements on an ongoing basis and its expansion plans.

In the normal course of business, the Company enters into contracts that give rise to commitments for future minimum payments. The following summarizes the remaining contractual maturities of the Company’s financial liabilities.

	June 30, 2011	March 31, 2011	April 1, 2010
		Within a year
Accounts payable and accrued liabilities	$16,903	$12,770	$7,504
Dividends payable	3,631	3,600	3,238
Bank loan	-	-	1,465
	$20,534	$16,370	$12,207

(c) Foreign exchange risk

The Company undertakes transactions denominated in foreign currencies and is exposed to foreign exchange risk arising from such transactions.

The Company conducts its mining operations in China and thereby the majority of the Company’s assets, liabilities, revenues and expenses are denominated in RMB, which was tied to the USD until July 2005, and is now tied to a basket of currencies of China’s largest trading partners. The RMB is not a freely convertible currency.

The Company currently does not engage in foreign currency hedging, and the exposure of the Company’s financial assets and financial liabilities to foreign exchange risk is summarized as follows:

	June 30, 2011	March 31, 2011	April 1, 2010
Financial assets denominated in U.S. Dollars	$46,727	$77,968	$29,808

Financial liabilities denominated in U.S. Dollars	$-	$-	$5

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.2 million.

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the Canadian Dollar (“CAD”) against the USD would have decreased (increased) net income by approximately $0.3 million.

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the RMB against the USD would have increased (decreased) net income by approximately $0.2 million.

As at June 30, 2011, with other variables unchanged, a 1% strengthening (weakening) of the CAD against the USD would have decreased (increased) net income by approximately $0.3 million.

Management’s Discussion and Analysis	Page 14

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

(d) Interest rate risk

Interest risk is the risk that the fair value or future cash flow of a financial instrument will fluctuate due to changes in market interest rates. The Company’s cash equivalents and short term investments primarily includes highly liquid investments that earn interests at market rates that are fixed to maturity or at variable interest rates. Due to the short-term nature of these financial instruments, fluctuations in market rates do not have significant impact on the fair values of the financial instruments as of June 30, 2011.

(e) Credit risk

Credit risk is the risk that one party to a financial instrument will fail to discharge an obligation and cause the other party to incur a financial loss. The Company is exposed to credit risk primarily associated to accounts receivable, interest receivable, cash and cash equivalents and short term investments. The carrying amount of assets included on the balance sheet represents the maximum credit exposure.

The Company undertakes credit evaluations on counterparties as necessary and has monitoring processes intended to mitigate credit risks. The Company has amounts receivable from its major customers primarily in China engaged in the mining and milling of base and polymetallic metals. The historical level of customer defaults is zero and aging of accounts receivable are less than 90 days, and, as a result, the credit risk associated with accounts receivable from customers as at June 30, 2011 is considered to be immaterial.

(f) Equity price risk

The Company holds certain marketable securities that will fluctuate in value as a result of trading on Canadian financial markets. As the Company’s marketable securities holding are mainly in mining companies, the value will also fluctuate based on commodity prices. Based upon the Company’s portfolio at June 30, 2011, a 10% increase (decrease) in the market price of the securities held, ignoring any foreign currency effects, would have resulted in an increase (decrease) to comprehensive income of approximately $1.1 million.

7. Off-Balance Sheet Arrangements

The Company does not have any off-balance sheet arrangements.

8. Transactions with Related Parties

Due from a related party	June 30, 2011	March 31, 2011	April 1, 2010
NUX (a)	$51	$203	$138
Henan Non-ferrous Geology Bureau (b)	1,268	-	-
	$1,319	$203	$138

Due to a related party	June 30, 2011	March 31, 2010	April 1, 2010
Z.X. Zhu (e)	$3,498	$3,447	$-

Management’s Discussion and Analysis	Page 15

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Three months ended June 30,
Transactions with related parties	2011	2010
NUX (a)	$77	$59
Henan Non-ferrous Geology Bureau (b)	1,268	-
McBrighton Consulting Ltd.(c)	97	55
R. Feng Consulting Ltd. (d)	43	82
	$1,485	$196

(a)

According to a services and administrative costs reallocation agreement between the Company and NUX, the Company recovers costs for services rendered to NUX and expenses incurred on behalf of NUX. During the three months ended June 30, 2011, the Company recovered $77 (three months ended June 30, 2010 - $59) from NUX for services rendered and expenses incurred on behalf of NUX. The costs recovered from NUX were recorded as a direct reduction of general and administrative expenses on the consolidated statements of income.

(b)

Henan Non-ferrous Geology Bureau (“Henan Geology Bureau”) is a 22.5% equity interest holder of Henan Found. During the three months ended June 30, 2011, Henan Found extended a loan of $1,238 (RMB¥ 8,000,000) to Henan Geology Bureau. The loan bears a prime interest rate set by Bank of China with a maturity date of October 25, 2011.

(c)

During the three months ended June 30, 2011, the Company paid $97 (three months ended June 30, 2010 - $55) to McBrighton Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(d)

During the three months ended June 30, 2011, the Company paid $43 (three months ended June 30, 2010 - $82) to R. Feng Consulting Ltd., a private company controlled by a director of the Company for consulting services.

(e)

Z.X. Zhu is the 30% non-controlling interest shareholder of Yunxiang. As at June 30, 2011, the Company has a payable of $3,498 to Z.X. Zhu, of which approximately $3.3 million was related to the liabilities assumed in connection with the acquisition of Yunxiang.

The balances with related parties are unsecured, non-interest bearing, and due on demand.

(f)	Compensation of key management personnel

The remuneration of directors and other members of key management personnel for the three months ended June 30, 2011 and 2010 were as follows:

	Three months ended June 30,
	2011	2010
Directors' fees	$46	$35
Salaries for key management personnel	365	256
Stock-based compensation	1,175	642
	$1,586	$933

Salaries of key management personnel include consulting and management fees disclosed in note 8 (c) & (d). Stock-based compensation expenses were measured at grant date fair value.

9. Critical Accounting Policies and Estimates

The preparation of financial statements in conformity with IFRS requires management to make estimates and assumptions that affect the amounts reported on the consolidated financial statements. These critical accounting estimates represent management estimates that are uncertain and any changes in these estimates could materially impact the Company’s financial statements. Management continuously reviews its estimates and assumptions using the most current information available. The Company’s critical accounting policies and estimates are described in Note 2 of the accompanied unaudited condensed consolidated financial statements.

Management has identified: (a) Mineral rights and properties, (b) Stock-based payments, and (c)

Management’s Discussion and Analysis	Page 16

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Deferred income taxes as the critical estimates for the following discussion:

(a)

Mineral rights and properties are the most significant assets of the Company, representing $200 million on the balance sheet as at June 30, 2011. The Company has determined that acquisition costs, direct exploration, evaluation and development expenditures, including costs incurred during production to increase future output by providing access to additional sources of mineral resource, are capitalized where costs related to specific properties for which resources exists.

Upon commencement of commercial production, mineral rights and properties and capitalized expenditures are depleted over the mine’s estimated life using the units of production method calculated based on proven and probable reserves. Changes to estimates of proven and probable reserves can result in a change of future depletion rates.

Mineral rights and properties are reviewed and tested for impairment when indicators of impairment are considered to exist. Indicators are assessed based on a number of factors such as market prices of commodities, production costs, recovery rates, and overall economic and legal environment. An impairment loss is recognized for any excess of the carrying amount over its recoverable amount, which is the greater of its fair value less costs to sell and value in use. For mineral rights and properties, the fair value less costs to sell is estimated as the discounted future net cash flow expected to be derived from parameters such as expected future production, metal prices, and net proceeds from the disposition of assets on retirement, less operating and capital costs. The Company estimates these parameters based on the information available.

(b)

Stock-based payments. The Company accounts for stock options granted to employees, officers, directors, and consultants using the fair value method. The fair value of options granted to employees, officers, and directors is determined using the Black-Scholes option pricing model with market related inputs as of the date of grant. The fair value of stock options granted to consultants is measured at the fair value of the services delivered. Market related inputs using the Black-Scholes option pricing model are subject to estimation and includes risk free interest rate, expected life of option, expected volatility, expected dividend yield, and estimated forfeiture rate.

(c)

Deferred income taxes assets and liabilities are recognized using the balance sheet liability method on temporary differences at the reporting date between the tax bases of assets and liabilities, and their carrying amounts for financial reporting purposes. The carrying amount of deferred income tax assets is reviewed at the end of each reporting period and reduced to the extent that management believes it is no longer probable that sufficient taxable profit will be available to allow all or part of the deferred income tax asset to be utilized. Unrecognized deferred income tax assets are reassessed at the end of each reporting period and are recognized to the extent that management believes it has become probable that future taxable profit will be available to allow the deferred tax asset to be recovered. Management’s expectation on future taxable income is based on information available and is subject to estimation.

Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the asset is realized or the liability is settled, based on tax rates (and tax laws) that have been enacted or substantively enacted by the end of the reporting period. Any changes to tax rates and laws will have an impact on the carrying amount of deferred income tax assets and liabilities.

Management’s Discussion and Analysis	Page 17

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

10. Future Accounting Changes

The IASB and IFRIC have issued certain new standards, interpretations, amendments and improvements to existing standards, mandatory for future accounting periods. The most significant of these are as follows, and are all effective for annual periods beginning on or after January 1, 2013, with earlier adoption permitted, unless otherwise specified:

IFRS 9 – Financial Instruments (“IFRS 9”) will be the new standard for financial reporting of financial instruments that is set to replace the existing IAS 39. IFRS 9 is principles-based and is aimed to be less complex than IAS 39. In October 2010, phase 1 of IFRS 9 was amended to address the classification and measurement of financial assets and financial liabilities. The remaining phases containing mainly amendments to address derecognizing financial instruments, impairment, and hedge accounting, are expected to be completed during the second half of 2011.

IFRS 11 – Joint Arrangements (“IFRS 11”) provides a more realistic reflection of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. The standard addresses inconsistencies in the reporting of joint arrangements by requiring a single method to account for interests in jointly controlled entities. IFRS 11 supersedes IAS 31 and SIC-13.

IFRS 12 – Disclosures of Interests in Other Entities will be the new standard for disclosure requirements for subsidiaries, joint-ventures, associates and unconsolidated structured entities. As previous disclosure requirements segregated in different standards – IAS 27, IAS 28, and IAS 31 – had overlaps in numerous areas, the new combined disclosure standard will present a uniformed requirement that is easier to understand and apply.

IFRS 10 – Consolidated Financial Statements will be the new standard replaces the consolidation guidance in IAS 27 and SIC-12, by establishing a consistent application of the concept of control as the basis for determining which entities are consolidated in the consolidated financial statements.

IFRS 13 – Fair Value Measurement will be the new standard that replaces the guidance on fair value measurement in existing IFRS. It defines and provides guidance on measuring fair value and requires disclosures about fair value measurements in a single standard.

IAS 28 – Investments in Associates and Joint Ventures had an amendment in May 2011 that sets out the requirements for the application of the equity method when accounting for investments in associates and joint-ventures. The amendment specifies that interest in joint-ventures should be recognized as an investment and accounts for it using the equity method, unless the entity meets certain exemption criteria.

The Company is currently evaluating the impact of the future accounting standards on the consolidated financial statements.

11. International Financial Reporting Standards

The Company has adopted IFRS effective April 1, 2011 with the transition date being April 1, 2010. The unaudited condensed consolidated financial statements as at and for the three months ending June 30, 2011 have been prepared in accordance with IFRS and represents the Company’s first report since adopting IFRS. The significant accounting policies adopted by the Company are described in Note 2 of

Management’s Discussion and Analysis	Page 18

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

the accompanied unaudited condensed consolidated financial statements.

The conversion from Canadian GAAP to IFRS as the basis of preparing the Company’s financial statements has resulted in changes in the Company’s accounting policies, financial reporting process and systems, incremental controls relating to financial reporting, and additional financial expertise and training requirements. The conversion did not have any significant impact on the Company’s key financial performance indicators, financial covenants, capital requirements or compensation plans.

First-time adoption exemptions applied

In preparing the unaudited condensed consolidated financial statements in accordance with IFRS 1, First-time Adoption of IFRS (“IFRS 1”), the Company has applied certain of the optional exemptions from full retrospective application of IFRS. The optional exemptions applied are described below.

(i)

Business combinations – we have elected the business combinations exemption in IFRS 1 to not apply IFRS 3, Business Combinations retrospectively to past business combinations. Accordingly, the Company has not restated business combinations that took place prior to the transition date.

(ii)

Cumulative translation differences – we have elected to set the previously accumulated cumulative translation account, which was included in accumulated other comprehensive income, to zero as at the transition date, and absorbed the balance to retained earnings.

(iii)

Fair value as deemed cost – a first-time adopter of IFRS is allowed to elect a previous GAAP revaluation of an item of property, plant and equipment at, or before, the transition date to IFRS as deemed cost at the date of the revaluation, if the revaluation was at the date of the revaluation, broadly comparable to fair value. The Company had previously revalued certain mineral rights and properties as a result of a Canadian GAAP impairment on December 31, 2008 and has elected these revalued amounts, which is $nil, as their deemed cost as at the transition date. The fair value was $nil.

(iv)

Share-based payment – we have elected to not apply IFRS 2, Share-based Payment to equity instruments granted on or before November 7, 2002, or equity instruments that were granted subsequent to November 7, 2002 and vested before the date of transition to IFRS.

Summary of IFRS conversion impact

The following is a summary of the impact of IFRS conversion on the Company. For full details on the IFRS conversion, please refer to Note 22 of the accompanied unaudited condensed consolidated financial statements.

Balance Sheet / Equity as at April 1, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(viii)	IFRS

Current Assets	$100,558	$-	$-	$-	$-	$-	$(112)	$100,446
Non-current Assets	178,896	475	(19,475)	-	-	-	112	160,008
Total Assets	$279,454	$475	$(19,475)	$-	$-	$-	$-	$260,454

Current Liabilities	$20,894	$-	$-	$-	$-	$-	$-	$20,894
Non-current Liabilities	21,832	-	(19,475)	-	-	-	-	2,357
Total Liabilities	42,726	-	(19,475)	-	-	-	-	23,251

Non-controlling interest	21,738	-	-	-	-	-	(21,738)	-

Total equity attributable to equity shareholders of the Company	214,990	475	-	(7,176)	188	-	-	208,477
Non-controlling interest	-	-	-	7,176	(188)	-	21,738	28,726
Total Shareholders' Equity	214,990	475	-	-	-	-	21,738	237,203

Total Liabilities and Shareholders' Equity	$279,454	$475	$(19,475)	$-	$-	$-	$21,738	$260,454

Management’s Discussion and Analysis	Page 19

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Balance Sheet / Equity as at June 30, 2010:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	IFRS

Current Assets	$111,449	$-	$-	$-	$-	$-	$-	$-	$(96)	$111,353
Non-current Assets	180,189	4,650	(19,602)	-	-	-	(973)	-	96	164,360
Total Assets	$291,638	$4,650	$(19,602)	$-	$-	$-	$(973)	$-	$-	$275,713

Current Liabilities	$20,285	$-	$-	$-	$-	$-	$-	$-	$-	$20,285
Non-current Liabilities	22,010	-	(19,602)	-	-	-	-	-	-	2,408
Total Liabilities	42,295	-	(19,602)	-	-	-	-	-	-	22,693

Non-controlling interest	26,460	-	-	-	-	-	-	-	(26,460)	-

Total equity attributable to equity shareholders of the Company	222,883	4,639	-	(7,176)	188	-	(844)	(317)	-	219,373
Non-controlling interest	-	11	-	7,176	(188)	-	(129)	317	26,460	33,647
Total Shareholders' Equity	222,883	4,650	-	-	-	-	(973)	-	26,460	253,020

Total Liabilities and Shareholders' Equity	$291,638	$4,650	$(19,602)	$-	$-	$-	$(973)	$-	$-	$275,713

Balance Sheet / Equity as at March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(ii)	(iii)	(iv)	(v)	(vi)	(vii)	(viii)	(ix)	(x)	(xi)	IFRS

Current Assets	$214,567	$-	$-	$-	$-	$-	$-	$-	$(414)	$-	$-	$-	$214,153
Non-current Assets	298,948	289	(20,312)	-	-	-	(723)	-	8	198	(117)	14,171	292,462
Total Assets	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Current Liabilities	$36,549	$-	$-	$-	$-	$-	$-	$-	$(84)	$-	$-	$-	$36,465
Non-current Liabilities	33,681	-	(20,312)	-	-	-	-	-	(322)	-	(117)	3,543	16,473
Total Liabilities	70,230	-	(20,312)	-	-	-	-	-	(406)	-	(117)	3,543	52,938

Non-controlling interest	34,333	-	-	-	-	-	-	-	(34,333)	-	-	-	-

Total equity attributable to equity shareholders of the Company	408,952	785	-	(7,176)	188	-	(589)	(1,528)	-	198	-	(213)	400,617
Non-controlling interest	-	(496)	-	7,176	(188)	-	(134)	1,528	34,333	-	-	10,841	53,060
Total Shareholders' Equity	408,952	289	-	-	-	-	(723)	-	34,333	198	-	10,628	453,677

Total Liabilities and Shareholders' Equity	$513,515	$289	$(20,312)	$-	$-	$-	$(723)	$-	$(406)	$198	$(117)	$14,171	$506,615

Comprehensive income for three months ended June 30, 2010:

Management’s Discussion and Analysis	Page 20

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vii)	(viii)	IFRS
Net income	$14,101	$327	$26	$-	$4,481	$18,935

Attributable to:
Equity holders of the Company	$14,101	$312	$26	$(318)	$-	$14,121
Non-controlling interests	-	15	-	318	4,481	4,814
	$14,101	$327	$26	$-	$4,481	$18,935

Other comprehensive loss, net of taxes	(6,039)	4,088	-	-	-	(1,951)
Comprehensive income	$8,062	$4,415	$26	$-	$4,481	$16,984

Attributable to:
Equity holders of the Company	$8,062	$4,164	$26	$(318)	$-	$11,934
Non-controlling interests	-	251	-	318	4,481	5,050
	$8,062	$4,415	$26	$-	$4,481	$16,984

Comprehensive income for the year ended March 31, 2011:

	Canadian	Transitional Adjustments
	GAAP	(i)	(v)	(vi)	(vii)	(viii)	(ix)	(xi)	IFRS
Net income	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Attributable to:
Equity holders of the Company	$68,849	$(44)	$135	$278	$(1,528)	$-	$180	$(215)	67,655
Non-controlling interests	-	(3)	-	-	1,528	20,626	-	(89)	22,062
	$68,849	$(47)	$135	$278	$-	$20,626	$180	$(304)	$89,717

Other comprehensive income, net of taxes	18,691	2,047	-	(28)	-	-	18	2	20,730
Comprehensive income	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Attributable to:
Equity holders of the Company	$87,540	$311	$135	$256	$(1,528)	$-	$198	$(214)	86,698
Non-controlling interests	-	1,689	-	(6)	1,528	20,626	-	(88)	23,749
	$87,540	$2,000	$135	$250	$-	$20,626	$198	$(302)	$110,447

Transitional adjustments are made according to the following notes:

(i) Foreign exchange impact on translation

With the adoption of IFRS, the Company’s Chinese subsidiaries changed their functional currency from the CAD to the RMB. Such change resulted in a foreign exchange difference between the two accounting standards on certain non-monetary assets and non-controlling interest. These assets were previously translated from RMB to CAD by using historical rates and then translated from CAD to USD by using period end rates under Canadian GAAP. However under IFRS, they are translated from RMB to USD directly by using period end rates.

April 1, 2010: Foreign exchange differences of $475 were adjusted to the respective non-current assets and retained earnings.

June 30, 2010: Foreign exchange differences of $4,650 were adjusted to respective non-current assets and retained earnings with an exchange gain of $327 recognized in net income in the period.

March 31, 2011: Foreign exchange differences of $289 were adjusted to respective non-current assets and retained earnings with an exchange loss of $47 recognized in net income in the period.

(ii) Acquisition cost of GC property

At the time when the Company acquired its GC property, deferred income tax liabilities arising from acquisition premiums were recognized under the Canadian GAAP with the related assets capitalized to mineral rights and properties. However, IFRS does not allow the recognition of such deferred income tax liabilities.

Management’s Discussion and Analysis	Page 21

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

April 1, 2010: Adjustments of $19,475 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

June 30, 2010: Adjustments of $19,602 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

March 31, 2011: Adjustments of $20,312 were made to reduce mining rights and properties (non-current assets) and deferred income tax liabilities.

(iii) Non-controlling interests’ portion of reserves

IAS 1, Presentation of Financial Statements requires the Company subsidiaries’ non-controlling shareholders to pick up their portion of the reserve funds. Reserves of $7,176 were allocated to non-controlling interest.

(iv) Cumulative translation difference

The Company has elected to eliminate its cumulative translation difference that existed at the date of transition to IFRS. Cumulative translation difference of $14,591 was reclassified from accumulated other comprehensive income to retained earnings. Non-controlling interest of $188 was adjusted to reflect the non-controlling interest holders’ portion of the cumulative translation difference.

(v) Stock-based compensation

Under Canadian GAAP, forfeitures of grants were recognized as they occur. Under IFRS, forfeiture estimates are recognized in the period they are estimated, and are revised for actual forfeitures in subsequent periods.

April 1, 2010: Stock-based compensation was reduced by $82 with respective adjustments made to contributed surplus and retained earnings.

June 30, 2010: Stock-based compensation was reduced by $26 with respective adjustments made to contributed surplus and retained earnings.

March 31, 2011: Stock-based compensation was reduced by $135 with respective adjustments made to contributed surplus and retained earnings.

(vi) Henan Huawei 10% share acquisition adjustment

The acquisition of an additional 10% interest in Henan Huawei was accounted for as a business combination under Canadian GAAP. As the transaction did not result in a change of control in the Company’s ownership interest in Henan Huawei, under IFRS, the transaction is accounted for as an equity transaction. As a result, the carrying amount of the controlling and non-controlling interests is adjusted to reflect the changes in the relative interests in Huawei.

June 30, 2010: Non-current assets were reduced by $973, with the respective adjustments made to non-controlling interests and equity.

March 31, 2011: Non-current assets were reduced by $723, with the respective adjustments made to non-controlling interests and equity. $278 is adjusted to increase net income mainly due to reversal of deferred taxes.

(vii) Non-controlling interests’ pick-up

Canadian GAAP does not allow the debit balance of non-controlling interests, while IFRS requires picking up of the non-controlling interests’ share of changes in equity since the date of transition, even if the resulting non-controlling interest balance becomes debit. As a result, the non-controlling interests of the Company’s subsidiaries, Huawei and Qinghai Found have been adjusted to reflect their

Management’s Discussion and Analysis	Page 22

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

portion of the changes in equity since the date of transition.

June 30, 2010: Non-controlling interests balance increased by $318.

March 31, 2011: Non-controlling interests balance increased by $1,528.

(viii) Reclassification of financial statement items

Current portion of deferred income tax assets (liabilities) under Canadian GAAP were reclassified to long term under IFRS. Non-controlling interests classified as liabilities under Canadian GAAP were reclassified to equity under IFRS. Non-controlling interests on the statement of comprehensive income was reclassified for presentation purposes to be in accordance with IFRS.

(ix) Dilution gain and share of income from an associate, NUX

Adjustments to equity income and dilution gain were made due to changes of financial results of NUX as a result of NUX adopting IFRS. As a result, adjustment of $198 was made to non-current assets with corresponding increase in comprehensive income on March 31, 2011 (June 30, 2010 - $nil).

(x) Environmental rehabilitation

IFRS requires the Company to revisit the environmental rehabilitation at every balance sheet date using the most current market information, such as the discount rate used to calculate future cash flow. This was not required under Canadian GAAP. The Company will revaluate the environmental rehabilitation based on discount rate changes on an annual basis. As a result of discount rate changes, an adjustment of $117 was made to reduce the environmental rehabilitation provision and its related assets on March 31, 2011 (June 30, 2010 - $nil, April 1, 2010 - $nil).

(xi) Acquisition of Xinshao Yunxiang Mining Co. Ltd. (“Yunxiang”)

The acquisition of Yunxiang was accounted for as a business combination under Canadian GAAP using the purchase method. Under such method, the non-controlling interest is recorded at its proportionate share of the carrying value of the net assets acquired. The acquisition-related costs are included as part of the purchase consideration. Under IFRS, the acquisition is accounted for as a business combination using the acquisition method. The full fair value of the identifiable assets and liabilities acquired is recorded. The non-controlling interest is recorded at its proportionate share of the fair value of net identifiable assets acquired and the acquisition-related costs are expensed in the period.

As a result, on March 31, 2011, non-current assets were adjusted by $14,171, non-current liabilities related to deferred income liabilities were adjusted by $3,543 and non-controlling interest balance was adjusted by $10,841. Acquisition-related costs of $304 were expensed in statement of income for the period.

12. Other MD&A Requirements

Additional information relating to the Company:

(a) may be found on SEDAR at www.sedar.com;

(b) may be found at the Company’s web-site www.silvercorpmetals.com;

(c) may be found in the Company’s Annual Information Form; and,

(d) is also provided in the Company’s annual audited consolidated financial statements as of March 31, 2011.

13. Outstanding Share Data

As at the date of this report, the following securities were outstanding:

(a) Share Capital

Management’s Discussion and Analysis	Page 23

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Authorized - unlimited number of common shares without par value

Issued and outstanding – 175,060,904 common shares with a recorded value of $267.5 million

Shares subject to escrow or pooling agreements - $nil.

(b) Options

As at the date of this report, the outstanding options are comprised of the following:

Number of Options	Exercise Price (CAD$)	Expiry Date
406,500	6.74	April 10, 2012
15,000	6.95	October 1, 2012
46,200	9.05	January 16, 2013
25,000	7.54	May 13, 2013
210,000	5.99	July 1, 2013
68,000	3.05	October 1, 2013
674,000	2.65	April 19, 2014
390,500	7.00	January 5, 2015
195,750	7.40	April 20, 2015
379,437	8.23	October 3, 2015
256,281	12.16	January 4, 2016
234,500	14.96	April 7, 2016
309,500	9.20	July 4, 2016
3,210,668

(c) Warrants

As at the date of this report, the outstanding warrants are comprised of the following:

Number of Warrants	Exercise Price (CAD$)	Expiry Date
50,000	$6.76	July 30, 2015

14. Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, lead, zinc, and gold; credit risk in the normal course of dealing with other companies and financial institutions; foreign exchange risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; equity price risk and interest rate risk as the Company has investments in marketable securities that are traded in the open market or earn interest at market rates that are fixed to maturity or at variable interest rates; inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risk. These and other risks are described in the Company’s Annual Information Form and NI 43-101 technical reports, which are available on SEDAR at www.sedar.com; Form 40-F; Audited Consolidated Financial Statements; Management’s Discussion and

Management’s Discussion and Analysis	Page 24

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Analysis for the year ended March 31, 2011; and section 6 above. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to the Company’s business.

Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies.

15. Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the CEO and CFO, as appropriate to allow for timely decision about public disclosure.

Management, including the CEO and CFO, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as at June 30, 2011, as defined in the rules of the U.S. Securities and Exchange Commission and Canadian Securities Administration. Based on this evaluation, management concluded that the disclosure controls and procedures are effective in providing reasonable assurance that the information required to be disclosed in reports we filed or submitted under United States and Canadian securities legislation was recorded, processed, summarized and reported within the time periods specified in those rules.

16. Changes in Internal Control over Financial Reporting

The financial reporting changes that resulted from the application of IFRS accounting policies were implemented during the quarter have not materially affected, or are not reasonably likely to materially affect, the Company’s control over financial reporting. There are no other changes in internal control over financial reporting during the quarter.

17. Directors and Officers

As at the date of this report, the Company’s Directors and Officers are as follows:

Directors	Officers

Dr. Rui Feng, Director, Chairman & CEO	Dr. Rui Feng, Director, Chairman & CEO

Myles J. Gao, Director, President & COO	Myles J. Gao, Director, President & COO

Yikang Liu, Director	Maria Tang, Chief Financial Officer

Earl Drake, Director	Lorne Waldman, Corporate Secretary

Paul Simpson, Director	Shaoyang Shen, Vice President, China Operations

Robert Gayton, Director

18. Outlook for the Fiscal Year 2012 Production in China

In Q1 2012, from the four mines at the Ying Mining District, a record 1.6 million ounces of silver were produced and sold, well on track for the fiscal year 2012 Production Guidance, which is to process 600,000 tonnes of ore at grades of 325g/t silver, 0.4g/t gold, 6% lead and 1.9% zinc, yielding 5.6 million ounces of silver, 4,000 ounces of gold, and 90 million pounds of lead and zinc. Total production cost is estimated at approximately $75 per tonne of ore. Guidance remains unchanged.

The fiscal year 2012 Production Guidance for the BYP Mine has been revised down from 26,000 ounces of gold as a result of the delay in the first quarter when the mill was temporarily shut down to allow for improvements to the tailings pond. For fiscal 2012, the BYP Mine is now expected to mine and mill 95,000 tonnes of ore at a grade of 6 g/t gold, yielding approximately 17,000 ounces of gold at an

Management’s Discussion and Analysis	Page 25

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

estimated total production cost of $28 per tonne of ore.

Budgets for mill construction, mine development and exploration of three projects in China

The total capital expenditures estimate for the three projects in China remains unchanged at $67 million for fiscal 2012, which includes capital expenditures of $53 million for mine development, mill construction, and other capital items (e.g. surface facilities, roads, land usage rights, and reporting) and exploration expenditures of $14 million to complete a 241,000 metre surface and underground drilling program. The budget estimate is based on the contracts on hand, designs by qualified Chinese engineering firms, and the Company’s past operation experience in China. The details for each project are as follows:

The Ying Mining District

  The capital expenditures for the Ying, TLP, LM and HPG mines and central mill are budgeted at $18.5 million which includes several vertical shafts, declines and raises totaling 7,000 metres ($5.6 million), 40,000 metres of horizontal tunnels for development and mining exploration ($7 million), 1,500 metres of ramps ($1.2 million), a new tailings facility ($2 million), and equipment as well as surface facilities ($2.7 million).

  The exploration expenditure for a 171,000 metre underground drilling program at the four mines of the Ying District is estimated to be $8.5 million.

The GC Project

  The capital expenditures for fiscal 2012 are budgeted at $22.5 million, which includes a 1,500 tonne per day mill and tailings dam ($12 million), land-usage rights ($5 million), a 1,500 metre ramp ($1.2 million), a 500 metre shaft ($1.5 million) and surface facilities ($2.8 million). By the end of fiscal 2012, it is expected that the GC project will achieve a 700 tonne per day mining capacity and a 1,500 tonne per day milling capacity. In order to bring the project into full mining production of 1,500 tonnes per day, further capital expenditures will be required for fiscal 2013 which are expected to be partially financed through cash flow generated from the GC project.

  The Company also plans a 20,000 metre surface diamond drilling program, budgeted at $2.5 million.

The BYP Mine

  The capital expenditures for fiscal 2012 are budgeted at $12 million, including upgrading the existing 400 tonne per day floatation mill ($1.5 million), build a cement back-filling facility ($1.5 million), complete 7,000 metres of mine development tunnels ($1.5 million), acquire land usage rights and build surface facilities including roads, an office, accommodations and a laboratory ($2.5 million), for a total of $7 million of capital expenditures. In addition, to achieve a production capacity of 1,000 tonnes per day starting in fiscal 2013, the Company will spend $5 million to expand the 500 tonne per day mill to a 1,000 tonnes per day capacity ($3.0 million) and develop 1,500 metres of ramp and access tunnels ($2 million) to allow mechanized mining in the future.

  The exploration expenditures for a 50,000 metre underground and surface drilling program are estimated to cost $3 million.

Silvertip project in Canada

The Company has budgeted $2 million to complete the ongoing environmental assessment study, to prepare and submit an application for a Small Mine Permit, and to complete a feasibility study for the project. Surface drilling about 3,000 meters is budgeted at $1 million.

In addition to the aggressive exploration program carried out by the Company to grow the resources and reserves in its operating projects, Silvercorp continually seeks acquisition opportunities in China and other jurisdictions.

Management’s Discussion and Analysis	Page 26

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

Forward Looking Statements

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws. Any statements or information that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategies”, “targets”, “goals”, “forecasts”, “objectives”, “budgets”, “schedules”, “potential” or variations thereof or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements or information. Forward-looking statements or information relate to, among other things:

  the price of silver and other metals;

  estimates of the Company’s revenues and capital expenditures;

  estimated production from the Company’s mines in the Ying Mining District; and;

  timing of receipt of permits and regulatory approvals.

Forward-looking statements or information are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those reflected in the forward-looking statements or information, including, without limitation, risks relating to, fluctuating commodity prices;

  exploration and development programs;

  feasibility and engineering reports;

  permits and licenses;

  First Nations title claims and rights;

  operations and political conditions;

  regulatory environment in China and Canada;

  environmental risks; and

  risks and hazards of mining operations.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements or information. Forward-looking statements or information are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements or information due to a variety of risks, uncertainties and other factors, including, without limitation, those referred to in this MD&A under the heading “Risks and Uncertainties” and elsewhere. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information.

The Company’s forward-looking statements and information are based on the assumptions, beliefs, expectations and opinions of management as of the date of this MD&A, and other than as required by applicable securities laws, the Company does not assume any obligation to update forward-looking statements and information if circumstances or management’s assumptions, beliefs, expectations or

Management’s Discussion and Analysis	Page 27

SILVERCORP METALS INC.
Management’s Discussion and Analysis
For the Three Months Ended June 30, 2011
(Expressed in thousands of U.S. dollars, unless otherwise stated)

opinions should change, or changes in any other events affecting such statements or information. For the reasons set forth above, investors should not place undue reliance on forward-looking statements and information.

Management’s Discussion and Analysis	Page 28